EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

                We consent to the incorporation by reference in this Registration Statement on Form S-4 of our reports dated December 8, 2004, except for Note 1—Discontinued Operations, as to which the date is January 11, 2006 (which reports express an unqualified opinion and include an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, on November 1, 2002), relating to the consolidated financial statements and financial statement schedule of Roanoke Electric Steel Corporation, appearing in and incorporated by reference in the Annual Report on Form 10-K of Roanoke Electric Steel Corporation for the year ended October 31, 2005, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP
Raleigh, North Carolina
January 11, 2006